Telix Pharmaceuticals Limited
ACN 616 620 369
55 Flemington Road
North Melbourne
Victoria, 3051
Australia

ASX ANNOUNCEMENT

Notice of Pending Sale of Shares by Telix CEO

Melbourne (Australia) and Indianapolis, IN (U.S.A.) – 26 February 2025. Telix Pharmaceuticals Limited (ASX: TLX, Nasdaq: TLX, Telix, the Company) advises that it has been notified that Managing Director and Group CEO, Dr. Christian Behrenbruch, has agreed to sell 2,000,000 Telix shares1 through a block trade. The Board of Directors has approved the sale, to occur within a permitted trading window following the release of the Company’s annual financial results2.

The sale represents less than 10% of Dr. Behrenbruch’s holdings3 and is being conducted for divorce settlement and estate planning purposes. He has agreed to enter a twelve-month lock-up arrangement prohibiting further sale of Telix shares during the period. As Managing Director and Group CEO and a major shareholder, Dr. Behrenbruch is committed to Telix’s future and has no intention to sell further shares in the foreseeable future. Following the sale, his interests in Telix shares will represent approximately 6.30% of Telix’s issued capital.

About Telix Pharmaceuticals Limited
Telix is a biopharmaceutical company focused on the development and commercialization of therapeutic and diagnostic radiopharmaceuticals and associated medical technologies. Telix is headquartered in Melbourne, Australia, with international operations in the United States, Canada, Europe (Belgium and Switzerland), and Japan. Telix is developing a portfolio of clinical and commercial stage products that aims to address significant unmet medical needs in oncology and rare diseases. ARTMS, IsoTherapeutics, Lightpoint, Optimal Tracers and RLS are Telix Group companies. Telix is listed on the Australian Securities Exchange (ASX: TLX) and the Nasdaq Global Select Market (Nasdaq: TLX).
Visit www.telixpharma.com for further information about Telix, including details of the latest share price, ASX and SEC filings, investor and analyst presentations, news releases, event details and other publications that may be of interest. You can also follow Telix on LinkedIn, X and Facebook.

Telix Investor Relations
Ms. Kyahn Williamson
Telix Pharmaceuticals Limited
SVP Investor Relations and Corporate Communications
Email: kyahn.williamson@telixpharma.com

This announcement has been authorised for release by the Telix Pharmaceuticals Limited Disclosure Committee on behalf of the Board.
Legal Notices
Neither this announcement nor any copy hereof may be released, published or distributed in the United States. The information contained in this announcement is not for release, publication, or distribution, directly or indirectly, in or into the

1 Intended sale by Elk River Holdings Pty Ltd as Trustee for The Behrenbruch Family Trust, in which Dr. Behrenbruch holds an indirect interest.
2 Telix lodged its FY24 Full Year Results on 20 February 2025 and Form 20-F on 24 February 2025.

United States or to any other jurisdiction where such release, publication or distribution would be prohibited by applicable law.
Subject to completion, the secondary block trade shares (Secondary Shares) are being offered and sold in offshore transactions to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (Securities Act), and inside the United States, to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in private transactions exempt from the registration requirements of the Securities Act.

The Secondary Shares will not be and have not been registered under the Securities Act and may not be offered or sold in the United States or to “U.S. persons” (within the meaning of Regulation S under the Securities Act) except pursuant to a private resale exemption under the Securities Act and in compliance with U.S. state securities laws, or to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act). There shall not be any public offering of the Secondary Shares in the United States.
You should read this announcement together with our risk factors, as disclosed in our most recently filed reports with the Australian Securities Exchange (ASX), U.S. Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F filed with the SEC, or on our website.
This announcement is for information only and does not constitute or form part of any offer to purchase, a solicitation of an offer to purchase, an offer to sell or an invitation or solicitation of an offer to sell, issue or subscribe for any securities in the United States or any other jurisdiction. No recommendation with respect to shares or other securities of the Company is made hereby. Neither this announcement nor anything herein forms the basis for any contract or commitment whatsoever.  The information and opinions contained in this announcement are subject to change without notification.  To the maximum extent permitted by law, Telix disclaims any obligation or undertaking to update or revise any information or opinions contained in this announcement, including any forward-looking statements (as referred to below), whether as a result of new information, future developments, a change in expectations or assumptions, or otherwise. No representation or warranty, express or implied, is made in relation to the accuracy or completeness of the information contained or opinions expressed in the course of this announcement.
This announcement may contain forward-looking statements, including within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, that relate to anticipated future events, financial performance, plans, strategies or business developments. Forward-looking statements can generally be identified by the use of words such as “may”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe”, “outlook”, “forecast” and “guidance”, or the negative of these words or other similar terms or expressions. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are based on Telix’s good-faith assumptions as to the financial, market, regulatory and other risks and considerations that exist and affect Telix’s business and operations in the future and there can be no assurance that any of the assumptions will prove to be correct. In the context of Telix’s business, forward-looking statements may include, but are not limited to, statements about: the initiation, timing, progress and results of Telix’s preclinical and clinical trials, and Telix’s research and development programs; Telix’s ability to advance product candidates into, enrol and successfully complete, clinical studies, including multi-national clinical trials; the timing or likelihood of regulatory filings and approvals for Telix’s product candidates, manufacturing activities and product marketing activities; Telix’s sales, marketing and distribution and manufacturing capabilities and strategies; the commercialisation of Telix’s product candidates, if or when they have been approved; Telix’s ability to obtain an adequate supply of raw materials at reasonable costs for its products and product candidates; estimates of Telix’s expenses, future revenues and capital requirements; Telix’s financial performance; developments relating to Telix’s competitors and industry; and the pricing and reimbursement of Telix’s product candidates, if and after they have been approved. Telix’s actual results, performance or achievements may be materially different from those which may be expressed or implied by such statements, and the differences may be adverse. Accordingly, you should not place undue reliance on these forward-looking statements.
©2025 Telix Pharmaceuticals Limited. The Telix Pharmaceuticals®, Telix Group company, and Telix product names and logos are trademarks of Telix Pharmaceuticals Limited and its affiliates – all rights reserved. Trademark registration status may vary from country to country.

3 Held by Dr. Behrenbruch directly or by Elk River Holdings Pty Ltd as Trustee for The Behrenbruch Family Trust, in which Dr. Behrenbruch holds an indirect interest.